Exhibit 99.1

iHuman Inc. Announces First Quarter 2025 Unaudited Financial Results

BEIJING, China, Jun. 26, 2025 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Highlights

•	Revenues were RMB210.4 million (US$29.0 million), compared with RMB235.0 million in the same period last year.

•	Gross profit was RMB143.8 million (US$19.8 million), compared with RMB168.1 million in the same period last year.

•	Operating income was RMB21.6 million (US$3.0 million), compared with RMB17.5 million in the same period last year.

•	Net income was RMB26.5 million (US$3.7 million), compared with RMB22.3 million in the same period last year.

•	Average total MAUs[1] for the first quarter were 26.51 million, compared with 26.38 million in the same period last year.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “This quarter, we continued to drive innovation across our product portfolio while further strengthening our international industry partnerships.

Our flagship offerings maintain strong user engagement and a prominent market presence as they continue to deliver value to our users. During the quarter, iHuman Chinese expanded its content library with a broader set of Chinese characters, growing from 1,300 to 1,800 in total, offering children a more comprehensive and engaging experience. In iHuman Magic Thinking, we introduced a new module focused on applied problem-solving, using short, animated sessions to help children apply math concepts to real-life scenarios in a clear and accessible way.

In a continued effort to innovate, we also expanded our smart device portfolio with the launch of iHuman All-Subject Master, a budget-friendly device designed to help young children build foundational skills with minimal setup and guidance. With a built-in screen, tactile input, and voice interaction, the device delivers a multi-sensory experience that encourages independent engagement. Through thoughtfully designed content blending visual cues, spoken prompts, and interactive challenges, it supports the development of core language, numeracy, and critical thinking skills in a natural and enjoyable way.

As part of our industry collaboration efforts, we held in-depth discussions with Oxford University Press (OUP) at its UK headquarters in May. Together, we explored cooperation opportunities around OUP’s trusted content resources, children’s literature, and English proficiency assessments for young learners with a shared goal of accelerating the upgrade of our English offerings. To date, our English product line has already incorporated 25 original OUP reading series from around the globe, covering over 1,000 titles for children aged 3 to 12, and Oxford Primary English Reading Assessments for young learners. These resources are now fully integrated into our platform, enabling intelligent, age- and level-based recommendations. We also jointly developed the Fantastic Friends IP and a comprehensive English learning solution tailored for elementary school students. By combining world-class English learning resources with our cutting-edge interactive content and smart learning engines, we are committed to helping children build confidence and strength in English.

1 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

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Looking ahead, we remain focused on developing high-quality, impactful products that empower children’s holistic growth, while steadily expanding our global footprint to reach more families around the world.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “We started 2025 by continuing our steady progress, achieving 13 consecutive quarters of profitability. AI remains a core pillar of our growth strategy as we continue to integrate intelligent capabilities across our offerings to enhance user experience and support more effective skill development. In line with this vision, we developed a customized coding program for Boya School, a well-regarded private institution in Beijing educating students from elementary to high school. Powered by iHuman AI Coder (formerly “iHuman Smart Coder”), this program marks the first formal application of our AI-powered coding content in a school setting. Designed specifically for young learners, it combines animated storytelling, hands-on exploration, and adaptive guidance to make foundational coding concepts more accessible and engaging. While still in its early stages, we view this initiative as a promising first step and look forward to introducing our high-quality, AI-enabled coding solutions to more classrooms in the future.

This effort also reflects our ongoing commitment to delivering innovative, future-ready solutions that meet the evolving needs of young learners while laying a solid foundation for our long-term growth.”

First Quarter 2025 Unaudited Financial Results

Revenues

Revenues were RMB210.4 million (US$29.0 million), compared with RMB235.0 million in the same period last year. The decrease in revenues was primarily due to the decline in China’s newborn population and more conservative consumer spending.

Average total MAUs for the quarter were 26.51 million, compared with 26.38 million in the same period last year.

Cost of Revenues

Cost of revenues was RMB66.7 million (US$9.2 million), compared with RMB66.9 million in the same period last year.

Gross Profit and Gross Margin

Gross profit was RMB143.8 million (US$19.8 million), compared with RMB168.1 million in the same period last year. Gross margin was 68.3%, compared with 71.5% in the same period last year. The decrease in gross margin was mainly due to the diversification and structural upgrades of the Company’s product portfolio, especially with an increased focus on the offline component of its integrated online-offline strategy to boost the overall appeal of its offerings.

Operating Expenses

Total operating expenses were RMB122.2 million (US$16.8 million), a decrease of 18.9% from RMB150.6 million in the same period last year.

Research and development expenses were RMB55.4 million (US$7.6 million), a decrease of 18.5% from RMB67.9 million in the same period last year, primarily due to savings in payroll-related costs.

Sales and marketing expenses were RMB41.3 million (US$5.7 million), a decrease of 25.0% from RMB55.0 million in the same period last year, primarily due to cost savings in marketing activities.

General and administrative expenses were RMB25.5 million (US$3.5 million), a decrease of 7.9% from RMB27.7 million in the same period last year, primarily due to savings in professional fees.

Operating Income

Operating income was RMB21.6 million (US$3.0 million), compared with RMB17.5 million in the same period last year.

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Net Income

Net income was RMB26.5 million (US$3.7 million), compared with RMB22.3 million in the same period last year.

Basic and diluted net income per ADS were RMB0.51 (US$0.07) and RMB0.49 (US$0.07), respectively, compared with RMB0.42 and RMB0.41 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB267.9 million (US$36.9 million) as of March 31, 2025, compared with RMB283.3 million as of December 31, 2024.

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments were RMB1,119.1 million (US$154.2 million) as of March 31, 2025, compared with RMB1,168.7 million as of December 31, 2024. The decrease was primarily due to the payment of annual bonuses to employees in the first quarter.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2025, which was RMB7.2567 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86-10-5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: alice.li@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

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iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,123,292	1,119,064	154,211
Short-term investments	45,457	-	-
Accounts receivable, net	52,030	59,578	8,210
Inventories, net	23,475	18,935	2,609
Amounts due from related parties	2,051	1,449	200
Prepayments and other current assets	89,512	90,290	12,442
Total current assets	1,335,817	1,289,316	177,672
Non-current assets
Property and equipment, net	3,476	3,026	417
Intangible assets, net	16,429	16,075	2,215
Operating lease right-of-use assets	14,885	14,064	1,938
Long-term investment	26,333	26,333	3,629
Other non-current assets	22,701	23,377	3,221
Total non-current assets	83,824	82,875	11,420
Total assets	1,419,641	1,372,191	189,092

LIABILITIES
Current liabilities
Accounts payable	30,233	24,363	3,357
Deferred revenue and customer advances	283,251	267,916	36,920
Amounts due to related parties	1,734	7,427	1,023
Accrued expenses and other current liabilities	126,501	80,216	11,054
Dividend payable	2,164	37,062	5,107
Current operating lease liabilities	3,661	3,576	493
Total current liabilities	447,544	420,560	57,954
Non-current liabilities
Non-current operating lease liabilities	11,252	10,586	1,459
Total non-current liabilities	11,252	10,586	1,459
Total liabilities	458,796	431,146	59,413
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2024 and March 31, 2025; 125,122,382 Class A shares issued and 116,084,207 outstanding as of December 31, 2024; 125,122,382 Class A shares issued and 113,607,892 outstanding as of March 31, 2025; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2024 and March 31, 2025; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2024 and March 31, 2025)	185	185	25
Additional paid-in capital	996,657	959,954	132,285
Treasury stock	(26,296)	(35,319)	(4,867)
Statutory reserves	8,395	8,395	1,157
Accumulated other comprehensive income	24,009	23,417	3,227
Accumulated deficit	(42,105)	(15,587)	(2,148)
Total shareholders’ equity	960,845	941,045	129,679
Total liabilities and shareholders’ equity	1,419,641	1,372,191	189,092

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iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended
	March 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	US$
Revenues	235,003	210,439	28,999
Cost of revenues	(66,892)	(66,663)	(9,186)

Gross profit	168,111	143,776	19,813

Operating expenses
Research and development expenses	(67,923)	(55,385)	(7,632)
Sales and marketing expenses	(54,995)	(41,255)	(5,685)
General and administrative expenses	(27,724)	(25,539)	(3,519)
Total operating expenses	(150,642)	(122,179)	(16,836)
Operating income	17,469	21,597	2,977
Other income, net	9,010	8,000	1,102
Income before income taxes	26,479	29,597	4,079
Income tax expenses	(4,177)	(3,079)	(424)
Net income	22,302	26,518	3,655

Net income per ADS:
- Basic	0.42	0.51	0.07
- Diluted	0.41	0.49	0.07

Weighted average number of ADSs:
- Basic	52,729,148	51,888,345	51,888,345
- Diluted	54,691,599	53,884,134	53,884,134

Total share-based compensation expenses included in:
Cost of revenues	40	8	1
Research and development expenses	457	110	15
Sales and marketing expenses	46	16	2
General and administrative expenses	301	104	14

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iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended
	March 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	US$
Operating income	17,469	21,597	2,977
Share-based compensation expenses	844	238	32
Adjusted operating income	18,313	21,835	3,009

Net income	22,302	26,518	3,655
Share-based compensation expenses	844	238	32
Adjusted net income	23,146	26,756	3,687

Diluted net income per ADS	0.41	0.49	0.07
Impact of non-GAAP adjustments	0.01	0.01	0.00
Adjusted diluted net income per ADS	0.42	0.50	0.07

Weighted average number of ADSs – diluted	54,691,599	53,884,134	53,884,134
Weighted average number of ADSs – adjusted	54,691,599	53,884,134	53,884,134

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